DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402**

02057032

NO ACT
P.E 7-2-02
1-06544

September 4, 2002

B. Joseph Alley, Jr.
Arnall Golden Gregory LLP
2800 One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3450

Act 1934
Section
Rule 14A-8
Public Availability 9/4/2002

Re: Sysco Corporation
Incoming letter dated July 2, 2002

Dear Mr. Alley:

This is in response to your letter dated July 2, 2002 concerning the shareholder proposal submitted to Sysco Corporation by the International Brotherhood of Teamsters General Fund. We also have received a letter from the proponent dated July 31, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, D.C. 20001-2198

Arnall Golden Gregory LLP

RECEIVED
2002 JUL -3 PM 3:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Direct phone: 404.873.8688
Direct fax: 404.873.8689
E-mail: Joe. Alley@agg.com
www.agg.com

July 2, 2002

Via Federal Express

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 5th Street, N.W.
Washington, D.C. 20549

Re: Proposal to Declassify the Board of Directors: Sysco Corporation. - Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, on behalf of our client Sysco Corporation ("SYSCO" or the "Company"), we hereby give notice of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by The International Brotherhood of Teamsters (the "Proponent") by letter dated May 7, 2002.

We request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials. Enclosed herewith are six (6) copies of the letter from the Proponent and the Proposal. We are simultaneously providing a copy of this letter to the Proponent.

The Company would appreciate the Staff's response to its request prior to August 30, 2002, which is the date by which the Company will need to finalize its Proxy Materials in order to meet its current timetable. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on or about September 21, 2002.

The Proposal requests that "the stockholders of Sysco urge the Board of Directors to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected."

1480110v8

We have concluded that the Proposal and its Supporting Statement may be properly omitted from SYSCO's Proxy Materials pursuant to the provisions of Rules 14a-8(i)(3) and 14a-9. The specific reasons why the Company deems omission to be proper and the legal support for such conclusions are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) SINCE IT IS VAGUE AND MISLEADING IN VIOLATION OF RULE 14A-9 OF THE PROXY RULES

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 under the Exchange Act provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading ...."

The Staff has previously determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See, Philadelphia Electric Company (available July 30, 1992).

The Proposal is vague and misleading in at least the following respects:

1. *The first sentence in the fourth paragraph of the* Supporting Statement, which states that a declassified board gives the board "the ability to appoint candidates that are more qualified each year" is misleading because it states that declassification would give the board the ability to appoint new candidates. However, the board does not appoint candidates, it nominates candidates for election by shareholders. The only instance in which the board would appoint a member would be to fill a vacancy. In all other cases, the board would nominate a candidate for election by shareholders. This language is also poorly worded - - the obvious impact of declassifying the board would be that all directors would be elected each year, thus opening the door to the possibility that "more qualified" candidates could be elected to the board to replace all of the current members, rather than the 1/3 coming up for election in the current instance. If the referenced language is making this point, it is vague to the point of being misleading. If it is attempting to make another point, we are unable to understand what that point may be and believe that SYSCO shareholders may therefore be confused or misled by it.

2. The last sentence in the fourth paragraph of the Supporting Statement states that a declassified board would give SYSCO "the flexibility it needs as it moves into the next century." This sentence is unclear as to timing, especially in light of the fact that the next century begins

in 2100 and any statements regarding it are therefore inherently premature. This sentence is also vague because it is unclear how nominating all members every year instead of nominating one-third every three years provides flexibility. As discussed above, it would simply impact the timing of elections and would not provide SYSCO with any "flexibility."

3. The first sentence of the fifth paragraph of the Supporting Statement makes a blanket statement purporting to be factual that "evidence shows that shareholders are dissatisfied with classified boards." This statement is overly broad in its implication that all shareholders are dissatisfied with classified boards and is thus misleading. Although a large number of shareholders voting on the issue may have approved declassification, the vast majority of shareholders have not had the opportunity to vote on the issue, and it is therefore inappropriate to attempt to characterize their views.

4. The second sentence in the fifth paragraph of the Supporting Statement is untrue because it states that last year, "52.74% of <u>voting shareholders</u> voted FOR declassification of Sysco's board of directors." It is unclear from what source this information was derived. In order for a proposal to declassify the board to be approved, the affirmative vote of a majority of all votes cast on the proposal is required, not a majority of voting shareholders. Neither SYSCO nor other public companies report votes based upon the number or percentage of <u>shareholders</u> voting, but rather report the number or percentage of <u>shares</u> that are voted for or against or abstained. In SYSCO's Form 10-Q for the quarter ended December 29, 2001, it reported the number of shares that were voted for the proposal, the number of shares that were voted against the proposal and the number of shares that were abstained from the proposal. Based upon those numbers, the percentage of shares cast that voted for the proposal would equal 52.74%. This statement is therefore misleading because it implies that a majority of SYSCO's <u>shareholders</u> voting at the meeting voted for the proposal when, actually, a majority of the <u>shares</u> cast voted for the proposal. A small number of large shareholders could actually theoretically have approved the proposal.

5. Similarly, the first sentence of the sixth paragraph of the Supporting Statement states that "in May 2001, 70% of Alaska Air's <u>shareholders</u> voted for a declassified board." Alaska Air's proxy statement for this meeting stated that a majority of the <u>shares</u> present in person or by proxy was required to pass the proposal. In its Form 10-Q for the quarter ended June 30, 2001, Alaska Air reported that the proposal to declassify the board was approved with 14,171,349 votes for, 5,833,576 votes against and 151,431 votes abstaining. Based upon these numbers, the proposal was approved because 70.84% of the shares that voted on the proposal were voted for it. It is not clear from what source the Proponent derived the 70% figure for the percentage of <u>shareholders</u> who voted for the proposal to declassify or whether the Proponent attributes the numbers for the <u>shares</u> that voted for the proposal to the number of <u>shareholders</u> who voted for the proposal. Again, implying that a majority of shareholders instead of shares cast approved the proposal is very misleading for the reasons set forth above.

6. Similarly, the second sentence of the sixth paragraph of the Supporting Statement states that "in 2000, majorities of <u>shareholders</u> voted to declassify boards at many companies, including ...." It then lists percentages that purport to be the percentage of shareholders who voted to declassify boards at nine companies. According to the Forms 10-Q

reporting matters that were submitted to shareholders for each of these companies, a majority of shares cast were required to approve the declassification proposal and each reported the number of shares that were voted for, against or abstained from the proposal. According to each of these companies' Forms 10-Q reporting the submission of matters to shareholders, the percentage of the shares cast that were voted to approve the proposal to declassify is the same percentage cited in the bullet points as representing the percentage of shareholders that voted for the proposal to declassify. Again, it is unclear as to whether or not the Proponent is attempting to use numbers for the percentage of shares cast and stating that they represent the percentage of shareholders who voted for the proposals to declassify.

Further representing this ambiguity, in footnote 1, the Proponent states that "at Kmart, the proposal was binding and received 68.5% of ballots cast." The Proponent cites 68.5% in the seventh bullet point as representing the percentage of shareholders who voted for the proposal. We believe that stating that the figures represent the percentage of shareholders who voted on the proposals to declassify is misleading for the reasons set forth above in this letter at Paragraph 4.

7. Similarly, the seventh paragraph of the Supporting Statement cites companies at which in 1999 a "majority of voting shareholders voted to declassify boards." The eighth paragraph of the Supporting Statement also cites percentages of shareholders voting for proposals to declassify boards in 1998. It is not clear whether the second sentence of the eighth paragraph refers to 1998. Assuming it does, based upon Fleming Companies' Form 10-Q for the quarter ended April 18, 1998, 73.0% of shares cast were voted for the proposal to declassify and according to Eastman Kodak's Form 10-Q for the quarter ended June 30, 1998, 71.40% of the shares cast on the proposal voted for the proposal to declassify. Again, it appears that the Proponent is representing the percentage of shares cast that voted for a proposal as the percentage of shareholders who voted for it. For these reasons, these statements are very misleading and may in fact be inaccurate.

Failure by the Proponent to provide citations or other documentation to support the above statements renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. The Commission excluded similar statements in previous no-action letters. See, Southwest Airlines Co. (March 13, 2001), Northrop Grumman Corporation (February 16, 2001) and Boise Cascade Corporation (March 8, 2000).

8. The first sentence in the ninth paragraph of the Supporting Statement states that "the evidence shows that shareholders are voting against classified boards." This is misleading because it implies that all shareholders are voting against classified boards, which based upon the information reported by public companies, clearly is not true.

9. The second sentence in the ninth paragraph of the Supporting Statement states that "this is especially true for employee shareholders." The Proponent has provided no documentation or support for this statement, and we have found nothing in the filings referenced above to support it. We believe this statement is overly broad and therefore misleading. In addition, failure by the Proponent to provide citations or other documentation to support this

statement is misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. The Commission excluded similar statements in previous no-action letters. See, Southwest Airlines Co. (March 13, 2001), Northrop Grumman Corporation (February 16, 2001) and Boise Cascade Corporation (March 8, 2000).

10. The third sentence in the ninth paragraph of the Supporting Statement cites a report "this past year" by the Investor Responsibility Research Center that reports that shareholder proposals to declassify boards received an average vote of 52.6% for the proposal. First, it is not clear whether or not this information is current and for what year it was issued. The Proponent cites information throughout the Supporting Statement from 1998, 1999, 2000 and 2001 so it is not clear what "this past year" means. In addition, the Proponent has not provided any supporting documentation and the Investor Responsibility Research Center data is not publicly available unless a party subscribes to such data and pays a fee. We believe that the Proponent should provide the date of the report and provide SYSCO with a copy of it for verification, especially since it is unclear as set forth above what the 52.6% number represents, percentage of shares voted or percentage of shareholders voting.

For these reasons, the Proposal is so vague and uncertain that it would mislead SYSCO's shareholders reviewing the Proposal were the Proposal included in the 2002 Proxy Materials. The Proposal uses scare tactics and omits to state many material facts necessary to make the Proposal not misleading. We therefore believe that the Supporting Statement should be revised or otherwise should be excluded from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(3) of the Proxy Rules since it violates Rule 14a-9 thereunder.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is, in fact, excluded from the Company's 2002 Proxy Materials under Rule 14A-8(i)(3).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponents of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (404) 873-8688. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your attention to this request.

Sincerely,

B. Joseph Alley, Jr.

Enclosures

cc: Michael Nichols, Esq., Sysco Corporation
C. Thomas Keegel, International Brotherhood of Teamsters

1480110v8

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

May 7, 2002

Via Fax: 281.584.2524
Via UPS Overnight

Michael C. Nichols, Vice President & General Counsel
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077-2099

Dear Mr. Nichols:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2002 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jph
Enclosure

RECEIVED
MAY 09 2002
LEGAL DEPARTMENT

RESOLVED: That the stockholders of Sysco ("the Company") urge the Board of Directors to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT: The Company's Board is divided into three classes of directors serving staggered three-year terms. This means an individual director faces election only once every three years, and shareholders only vote on roughly a third of the Board each year.

Companies often defend classified boards by suggesting that they preserve continuity. We think continuity is ensured through director re-elections. When directors are performing well they routinely are re- elected with majorities of shares voted.

We believe that annual elections can pave the way for improved board sensitivity to important shareholder issues. In particular, it can help speed the diversification of the Company's Board and introduce new perspectives.

In addition, a declassified board allows the company to respond quickly to changes, such as the accounting scandals of Enron, *et alia,* and recent developments in the economy, by giving the board the ability to appoint candidates that are more qualified each year. The Teamsters General Fund believes a declassified board can help give the Company the flexibility it needs as it moves into the next century.

The evidence shows that shareholders are dissatisfied with classified boards. At the Company's annual meeting last year, 52.74% of voting shareholders voted FOR declassification of Sysco's Board of Directors.

In May 2001, 70% of Alaska Air's shareholders voted for a declassified board. In 2000, majorities of shareholders voted to declassify boards at many companies, including:

- Baxter International (60.4%);
- Eastman Chemical (70%);
- Eastman Kodak (60.7%);
- Lonestar Steakhouse & Saloon, Inc. (79%);
- Silicon Graphics (81.1%);

- United Health Group (75.7%);
- Kmart[1] (68.5%);
- Weyerhaeuser (58%); and
- Kroger (63.5%).

In 1999, a majority of voting shareholders voted to declassify boards at:

- Cendant, Cooper Tire & Rubber;
- Kaufman & Broad Home;
- Oregon Steel;
- Airborne Freight;
- Kroger; and
- Tenneco.

In 1998, Walt Disney Company agreed to change the by-laws after the resolution passed with 65% of the vote. More than 70% of shareholders demanded the same at Fleming and Eastman Kodak.

The evidence shows that shareholders are voting against classified boards. This is especially true for employee shareholders. This past year, the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received an average vote of 52.6% for the proposal.

By adopting annual elections, the Company can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives.

We urge shareholders to vote YES for this proposal.

---

[1] At Kmart, the proposal was binding and received 68.5% of ballots cast, 45.78% of shares outstanding. Kmart's by-laws require support of 58% of shares outstanding.

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

RECEIVED
2002 JUL 32 PM 12:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

July 31, 2002

Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street NW
Washington DC 20549

RE: Teamsters Proposal to Declassify the Board of Directors at Sysco Corporation ("Sysco" or "the Company") and the Company's request for No-Action from the Securities & Exchange Commission (SEC) Division of Corporate Finance ("Staff" or "the Division")

Ladies and Gentlemen:

The Teamsters General Fund ("Teamsters" or "the Fund") is in receipt of a copy of a letter, dated July 2, 2002, from B. Joseph Alley, Jr., of the firm, Arnall Golden Gregory LLP, representing Sysco, on July 8, 2002. The letter requests No-Action should Sysco opt to exclude the Teamsters' proposal calling for annual elections of the board of directors from Sysco's Proxy materials.

Without challenging Sysco's right to seek No-Action, the Teamsters question why they didn't first contact us in an attempt to make the remedial changes they appear to seek. We recognize that the Commission, in its mission to protect investors and maintain the integrity of the securities markets, is currently overworked, and we are dismayed that Sysco's requests for No-Action, which is without basis, didn't seek its requested changes directly. Neither Sysco nor its outside counsel called the Teamsters directly, even though their entire argument for No-Action rests with the remedial.

Counsel rests his entire argument for No-Action on alleged "vague and misleading" statements. Counsel bases his claims on several statements in the Proposal, as addressed below.

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

1. a. Counsel objects to the first sentence of the fourth paragraph of the supporting statement. Counsel's objection is the use of the word "appoint." The Fund is willing to change the word to "nominate."

b. Sysco's outside counsel further claims that, because "the obvious impact of declassifying the board would be that all directors would be elected each year *to replace all of the current members*, rather than the 1/3 coming up for election in the current instance," shareholders would be confused or misled (Emphasis added). Counsel fails to note that classified boards do not necessarily *replace* 1/3 of the current directors. For example, the three nominees at Sysco's 2001 Annual meeting, according to Sysco's Proxy statement, were "[a]ll ... currently serving as directors of SYSCO and all have consented to serve if elected." In other words, they didn't *replace* any directors. Shareholders are **NOT** misled.

2. Counsel further argues that the following phrase is unclear and misleading:

> *The Teamsters General Fund believes a declassified board can help give the Company the flexibility it needs as it moves into the next century.*

The Proponent is willing to change the language to read:

> *The Teamsters General Fund believes a declassified board can help give the Company the flexibility, as it moves into the future.*

The statement is clearly opinion, and therefore not misleading.

3. Counsel next parses the first sentence of the fifth paragraph:

> *The evidence shows that shareholders are dissatisfied with classified boards.*

Counsel seems to incorrectly imply that the statement "shareholders are dissatisfied" is the logical equivalent to "**all** shareholders are dissatisfied." The statement is **not** misleading, especially in light of the statements that follow, emphasizing and providing evidence for shareholder dissatisfaction of classified boards at a variety of publicly traded companies.

4. Counsel parses the second sentence of the fifth paragraph:

> *At the Company's annual meeting last year, 52.74% of voting shareholders voted FOR declassification of Sysco's Board of Directors.*

Counsel states that "[i]t is unclear from what source" the Fund used to come up with the 52.74% figure, yet, later in the same paragraph, states "Based on [the number of shares voted], the percentage of the shares cast that voted for the proposal would equal 52.74%." In other words, the information source IS CLEAR. Counsel incorrectly states that the "52.74% of voting shareholders" misleads shareholders because it doesn't include shareholders who didn't exercise their vote. Nonetheless, in the interest of all parties, and because the Fund does not believe it changes the meaning of the statement one whit, the Teamsters are more than willing to revise this sentence to read:

> *At the Company's annual meeting last year, 52.74% of shares cast voted FOR declassification of Sysco's Board of Directors.*

5. The Fund is also willing to revise the sixth and seventh paragraphs to read:

> *In May 2001, at the Alaska Air annual meeting, 70% of shares cast voted FOR declassification of its Board. In 2000, majorities of shares cast voted FOR declassification of boards at many companies, including:*

- *Baxter International (60.4%);*
- *Eastman Chemical (70%);*
- *Eastman Kodak (60.7%);*
- *Lonestar Steakhouse & Saloon, Inc. (79%);*
- *Silicon Graphics (81.1%);*
- *United Health Group (75.7%);*
- *Kmart[1] (68.5%;)*
- *Weyerhaeuser (58%); and*
- *Kroger (63.5%)*

[1] At Kmart, the proposal was binding and received 68.6% of ballots cast, 45.78% of shares outstanding. Kmart's by-laws require support of 58% of shares outstanding.

In 1999 a majority of shares cast voted FOR declassified boards at:

- *Cendant;*
- *Cooper Tire & Rubber;*
- *Kaufman & Broad Home;*
- *Oregon Steel;*
- *Airborne Freight;*
- *Kroger; and*
- *Tenneco.*

6. In the eighth paragraph, first sentence, the Teamsters are willing to revise it from "...65% of the vote" to "65% of shares cast voted FOR a declassified board." Further, the Fund is willing to revise paragraph eight, sentence two from "More than 70% of shareholders..." to "More than 70% of shares cast..."

7. Further, Counsel states that we do not "provide citations or other documentation to support" the statements in which we cite percentages. Counsel says "reasonable readers[2] cannot refer to the source themselves." The Teamsters believe that reasonable –and therefore, responsible— shareholders know how to access and read the company's 10-Q statements. Nevertheless, in the interests of getting back to the more serious work of Corporate Governance Reform, and as we have done above, we will add a footnote to the revised Proposal, indicating that all the figures stated come from the respective companies' documents as disclosed to the public and available on the Securities & Exchange Commission's website.

8. In Counsel's eighth point, he claims that that the first sentence in the ninth paragraph is misleading, because he wrongly assumes that "shareholders" means "all shareholders." As for documentation, the statement is a summation of the previous paragraphs. Nonetheless, the proponent is willing to make changes to the sentence.

9. Sysco's outside counsel objects to the sentence: "this is especially true for employee shareholders." The proponent is willing to drop the sentence.

---

[2] I presume he is referring to shareholders, not casual readers of the Company's proxy –publicly available through the Commission.

10. In the third sentence of the ninth paragraph, Counsel finds the phrase, "this past year" to be too vague, and therefore misleading. The Teamsters will remedy the phrase. The revised ninth paragraph will read:

> *Shareholders at many companies are voting to declassify their board of director elections. In 2001, the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received on average 52.6% of shares cast for the proposal.* [Source: *Average Voting Results on Significant Corporate Governance Proposals.* IRRC. 2001.]

The Fund addressed here the issues raised by Sysco's outside counsel, often choosing to go beyond Rule 14-8 shareholder requirements.

The Teamsters request the Staff to accept the changes embodied in our revised Proposal, and ENFORCE inclusion in the proxy.

Please feel free to contact me at (202) 624-8100. If you are mailing correspondence, please use the United States Postal Service, United Parcel Service or Airborne only, as the International Brotherhood of Teamsters does not accept non-union delivery as a matter of policy.

Thank you.

Sincerely,

Louis Malizia, Assistant Director
Office of Corporate Affairs

LM/jh
Enclosure

cc: Michael C. Nichols, Vice President & General Counsel, Sysco Corporation, Fax: 281.584.2524
B. Joseph Alley, Arnall Golden Gregory LLP, Fax: 404.873.8689

Revised, July 30, 2002

RESOLVED: That the stockholders of Sysco ("the Company") urge the Board of Directors to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT: The Company's Board is divided into three classes of directors serving staggered three-year terms. This means an individual director faces election only once every three years, and shareholders only vote on roughly a third of the Board each year.

Companies often defend classified boards by suggesting that they preserve continuity. We think continuity is ensured through director re-elections. When directors are performing well they routinely are re- elected with majorities of shares voted.

We believe that annual elections can pave the way for improved board sensitivity to important shareholder issues. In particular, it can help speed the diversification of the Company's Board and introduce new perspectives.

In addition, a declassified board allows the company to respond quickly to changes (such as the recent corporate malfeasance scandals and developments in the economy) by giving the board the ability to nominate candidates that are more qualified each year. The Teamsters General Fund believes a declassified board can help give the Company the flexibility, as it moves into the future.

The evidence shows that shareholders are dissatisfied with classified boards.[1] At the Company's annual meeting last year, 52.74% of shares cast voted FOR declassification of Sysco's Board of Directors.

In May 2001, at the Alaska Air annual meeting, 70% of shares cast voted FOR declassification of its Board. In 2000, majorities of shares cast voted FOR declassification of boards at many companies, including:

Baxter International (60.4%);
Eastman Chemical (70%);
Eastman Kodak (60.7%);

[1] All percentages cited derived from respective companies' 10-Q's filed directly after the referenced annual meeting. Available from the SEC's website.

Revised, July 30, 2002

Lonestar Steakhouse & Saloon, Inc. (79%);
Silicon Graphics (81.1%);
United Health Group (75.7%);
Kmart[2] (68.5%;)
Weyerhaeuser (58%); and
Kroger (63.5%)

In 1999 a majority of shares cast voted FOR declassified boards at:

Cendant;
Cooper Tire & Rubber;
Kaufman & Broad Home;
Oregon Steel;
Airborne Freight;
Kroger;
and Tenneco.

In 1998, Walt Disney Company agreed to change the by-laws after the resolution passed with 65% of the shares cast voted FOR a declassified board. More than 70% of shares cast demanded the same at Fleming and Eastman Kodak.

Shareholders at many companies are voting to declassify their board of director elections. In 2001, the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received on average 52.6% of shares cast for the proposal.[3]

By adopting annual elections, the Company can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives.

We urge shareholders to vote YES for this proposal.

---

[2] Kmart's proposal was binding, receiving 68.6% of ballots cast. 45.78% of shares outstanding. Kmart's by-laws require support of 58% of shares outstanding.
[3] *Average Voting Results on Significant Corporate Governance Proposals.* IRRC. 2001.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sysco Corporation
Incoming letter dated July 2, 2002

The proposal urges the board of directors to take the necessary steps to declassify the board.

We are unable to concur in your view that Sysco may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Revise the phrase "by giving the board the ability to appoint candidates that are more qualified each year" to replace the word "appoint" with the word "nominate;"

- Provide factual support in the form of citations to specific sources for each of the references to votes taken on classified proposals in the discussion that begins "In May 2001. . ." and ends ". . . Fleming and Eastman Kodak;"

- Delete the sentence that reads "this is especially true for employee shareholders"; and

- Provide factual support in the form of a citation to a specific source for the statement that begins "This past year . . ." and ends ". . . of 52.6% for the proposal."

Accordingly, unless the proponent provides Sysco with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Sysco omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir Devon Gumbs
Special Counsel